Exhibit 99.2

STARFIELD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2010

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and six months ended August 31, 2010, which should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2010.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by the Company; the anticipated impact of converting to International Financial Reporting Standards, operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield. These factors are discussed in greater detail in the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE

This MD&A covers the three and six month period ended August 31, 2010, and was prepared on October 13, 2010.

OVERALL PERFORMANCE

Introduction

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings, including:

•
The Ferguson Lake Project, a nickel-copper-platinum-palladium-cobalt property, located in Nunavut, Canada, covering 625,000-acres.  The Company has incurred substantial exploration expenditures on the Ferguson Lake property in the last few years as it established a very large resource.  Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of its property. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project. On December 15, 2008, the scoping study was updated, and continues to show that the project has positive economics. Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

All dollar values are in Canadian dollars unless otherwise indicated

•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•
the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

•
a portfolio of Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) which has the opportunity to earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

Recent highlights

On October 5, 2010, the Company announced a decision to initiate an update of an October 1988 feasibility study on its Montana chrome properties.  Based on current prices of chrome, the Company believes that the formerly producing chrome mines on these properties have significant economic value.

On August 23, 2010, the Company announced details of its 2010 exploration program in the highly prospective Y Lake region of its Ferguson Lake project in Nunavut. The program, consisting of five planned holes totalling approximately 1,800 metres, is planned to test two separate conductivity anomalies characterized by strong copper, silver and zinc levels, as well as an additional zone of conductivity characterized by strong gold and copper values in rock chip samples. Drill work was recently completed and assay results are expected in the near future.

On August 16, 2010, the Company announced it had extended its contract with SGS Canada to continue development of an energy efficient and environmentally friendly hydrometallurigal technology for processing massive sulphides from the Company’s Ferguson Lake project.  The upcoming test work is scheduled to take between 10 and 12 months at a cost of approximately $2 million, and should take the process up to the actual pilot plant stage.

On July 8, 2010, the Company announced interpreted results of a detailed airborne geophysical survey covering the Company’s Moonlight project in Plumas County, California, as well as assay results for the project’s recently completed drilling program which included an intersection of 7.99% copper and 108.6 g/t silver over 55 feet.

On June 14, 2010, the Company completed a $2.4 million private placement financing by issuing an additional 28,054,704 units at a price of $0.085 per unit.  Each unit consisted of one flow-through share and one half of one common share warrant, entitling the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.

On April 28, 2010, the Company provided an update on diamond exploration at Ferguson Lake where Thanda intersected a thin kimberlitic dike at a depth of 6.3 metres.  While it does not explain the presence of the kimberlitic and diamond indicator minerals found on the property, the dike has narrowed the search for kimberlites to a 30 kilometre by 10 kilometre block on the Ferguson Lake property.

On April 21, 2010, the Company provided an update on the Hydrometallurgical process for recovering metal from massive sulphide ores.  The circuit testing has surpassed the oxidation goals assumed from prior modeling and costing calculations on the circuit. Previous work assumed that 75% of the ferrous iron would be oxidized in a single pass through the oxidation reactor, while SGS test work has achieved a best result of 86%. The impact of higher percentage oxidation of ferrous iron is reduced reagent consumption downstream, which reduces operating costs.

All dollar values are in Canadian dollars unless otherwise indicated

On February 25, 2010, Starfield announced plans for a six hole, 1,000 metre, diamond drilling program in the summer of 2010 at the Company’s Stillwater Project in Montana, focussing on two PGM targets.  The Company has budgeted $750,000 for the program.

On February 17, 2010, the Company announced it had contracted SGS Mineral Services to advance the development of its innovative hydrometallurgical process for recovering metal from massive sulphide ores.  This phase of development is to demonstrate that the key steps in the process can operate successfully using commercially available equipment to process 100 kilograms of massive sulphides from Ferguson Lake.

On November 25, 2009 and December 1, 2009, the Company announced assay results from Starfield’s drill program at its Moonlight copper project in Plumas County, California. The information gained will provide a better understanding of the geology and nature of the copper mineralization.

Financial summary

As at August 31, 2010, Starfield had $2.7 million in cash compared to the February 28, 2010 year end balance of $3.6 million. In addition, it completed a private placement financing of $2.4 million on June 14, 2010.

The Company had working capital of $1.8 million as of August 31, 2010 (February 28, 2010 - $3.6 million).

The Company’s financial instruments consist of cash, guaranteed investment certificates, accounts receivable and refundable deposits, accounts payable, and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the six months ended August 31, 2010.

OUTLOOK

General economic conditions and the financial marketplace continue to have a negative impact on many companies in the junior resource sector. Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities, and it is still difficult for many mining companies to raise funds.  In spite of market conditions, the Company was successful in raising $6.6 million in the past ten months. While Starfield has positive working capital, it has a number of exploration programs that is wishes to undertake. To do so, the Company must raise additional funding.

During the six months ended August 31, 2010, funds were spent to perform additional test work to refine the oxidation and hydrolysis stages of Starfield’s hydrometallurgical process in order to advance the process to the pilot plant stage. This additional test work verified the results of the testing that took place last year, and was required prior to proceeding with plans for the mini-pilot plant. The development process has now advanced to the next stage, whereby SGS Mineral Resources has been contracted to perform the oxidation and hydrolysis processes in continuous mode within commercially viable parameters, using massive sulfides from the Ferguson Lake property.

All dollar values are in Canadian dollars unless otherwise indicated

Looking forward, Starfield will continue to advance its projects in financially prudent ways by reducing discretionary expenditures. As an example, partnering with Thanda on the diamond exploration at Ferguson Lake allows the Company to continue to focus its exploration efforts on the further evaluation of the known massive sulphide deposit, as well as begin the evaluation of other gold and base metals exploration targets.

The Company will continue to focus on its operating priorities for the balance of fiscal 2011:

•	Update the feasibility study on its Montana chrome properties;
•	Conduct some additional test drilling on the Company’s Stillwater and Moonlight Projects;
•	Fully analyze a geophysical airborne survey of the entire shear zone on the Moonlight Project;
•	Develop the flow-sheet for a continuous hydrometallurgical process;
•	Actively seek joint venture partners for its properties; and,
•	Maintain the Ferguson Lake camp and continue the permitting process.

FERGUSON LAKE PROJECT

Introduction

With claim blocks spanning over 625,000 acres, and resources of more than 44 million tonnes, the Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and prospecting, surface and airborne geophysical surveys, and diamond drilling. Additionally, Starfield has commenced exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

An updated scoping study, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), was filed on SEDAR on December 15, 2008. The study reflects updated metallurgical testwork results, the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, the proposed plant site change to Arviat, the addition of revenue from hematite production, and an updated cash flow with an expanded discussion of commodity price sensitivities. The study shows that the Ferguson Lake project continues to have positive economics.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million pounds of nickel, 43.6 million pounds of copper, 2.9 million pounds of cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.51 billion; and
•	Hydromet process, with by-product electrical power generation, resulting in very low cost operations.

All dollar values are in Canadian dollars unless otherwise indicated

The Company is pleased that the revised scoping study continues to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone. The East Zone, which contains 9.5 million tonnes of mineralization, was excluded due to insufficient diamond drilling and grade information. Also excluded was the potential of the low-sulphide PGM. The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

The Ferguson Lake project is expected to initially consist of a small open pit mine, followed by transition into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a 285 kilometre pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson Bay. The two facilities will be connected by an 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant is expected to extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in economical operating costs, and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Exploration Program

Significant exploration and diamond drilling undertaken in the prior year was primarily designed to upgrade the confidence in the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence. The massive sulphides are currently being remodelled, and at the same time, the data for the low sulphide PGM sequence is also being modeled. Preliminary results have been received, and the Company will finalize the report when adequate resources are available. The final report was put on hold in an effort to conserve funds.

All dollar values are in Canadian dollars unless otherwise indicated

During late April 2009, the Company flew a detailed helicopter-borne geophysical survey designed to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. This detailed geophysical program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totalling 4,729 kilometres. In addition to better defining the complex geology within the survey area, the recently completed processing and interpretation of the data has identified 14 resistivity anomalies. These anomalies are potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features. Anomaly M4 is particularly encouraging since it is located approximately 1.5 kilometres up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies performed by SGS Mineral Services. Additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next steps for each of the identified anomalies. Additional diamond drilling will also take place, if warranted, on the most prospective targets to determine if they are diamondiferous. This exploration program will be funded through Starfield’s arrangement with Thanda.

On October 5, 2009, Starfield announced the signing of a joint venture agreement with Thanda to advance Starfield’s previously identified diamond exploration program. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

On October 27, 2009, Starfield announced its 2009 drill program for diamonds had commenced on the first of seven high-priority kimberlite-type geophysical anomalies at the Company’s large Ferguson Lake Project in Nunavut, Canada. Thanda is funding the drill program and providing their diamond expertise to design and supervise the program, while Starfield is operating the program using its existing Ferguson Lake infrastructure.

The initiative provides for seven holes to be drilled over four weeks at seven high-priority targets, conditions permitting. Initial drilling commenced at anomaly M4, located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services. A total of 12 electromagnetic anomalies were identified by a detailed helicopter-borne geophysical survey flown in April 2009. Maps indicating the location of these anomalies can be viewed on Starfield’s website. This program was completed at the end of the third quarter of fiscal 2010.

Any kimberlite core encountered will be logged and sampled, and samples sent to SGS laboratory facilities in Lakefield, Ontario for micro-diamond and diamond indicator analysis. This information will be used to assess the economic potential of the kimberlites.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

All dollar values are in Canadian dollars unless otherwise indicated

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Early in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

All dollar values are in Canadian dollars unless otherwise indicated

The Company has contracted SGS Minerals Services in Lakefield, Ontario to advance the development of the hydrometallurgical process to demonstrate that the key steps in the process can operate successfully using commercially available equipment and massive sulphides from Ferguson Lake.  The test work will initially focus on perfecting the oxidation and hydrolysis process steps with a synthetic solution.  Once the test work has been established, 100 kilograms of massive sulphide from Ferguson Lake will be processed to determine any chemical implications to the hydromet circuit.  The Company expects SGS will require approximately six months to complete the work and write the final report.  A successful outcome from these tests will advance the hydromet development to its final phase, which includes the design and construction of a mini pilot plant capable of treating massive sulphides.

On April 21, 2010, the Company provided an update on the Hydrometallurgical process for recovering metal from massive sulphide ores.  The circuit testing has surpassed the oxidation goals assumed from prior modeling and costing calculations on the circuit. Previous work assumed that 75% of the ferrous iron would be oxidized in a single pass through the oxidation reactor, while SGS test work has achieved a best result of 86%. The impact of higher percentage oxidation of ferrous iron is reduced reagent consumption downstream, which reduces operating costs.

The next phase of testing will be an extended oxidation trial run of approximately 80 hours to demonstrate steady operation and to further refine the oxidation step of the circuit.  In late July 2010, Starfield shipped approximately 700 kilograms of massive sulphides from Ferguson Lake to SGS. Upon completion of the initial oxidation and hydrolysis work, the massive sulphides will be used in the front end of the circuit of an integrated mini-pilot plant. The front end is comprised of primary leaching (hydrogen sulphide gas removed) and secondary leaching (PGM residue removed), oxidation, hydrolysis, and, if necessary, iron “polishing” (removal of any residual iron from the solution of base metal chlorides produced).

The solution generated in the front end mini-pilot plant will be used to further develop the back end of the circuit, in which base metals are separated and recovered in saleable form. The hydrogen sulphide gas and PGM residue produced and removed during the primary and secondary leaching phase will be captured for further testing. The hydrogen sulphide gas will be reacted and the heat from that reaction will be measured to further the power generation portion of the process. The PGM residue will undergo testing with the objective of producing a saleable concentrate.

The Company has generated the process information needed to fully define the Ferguson Lake circuit and on August 16, 2010 announced that it had extended its contract with SGS Canada to continue development of the hydromet process up to the actual pilot plant stage.

STILLWATER PROJECT

The Stillwater Project, comprising approximately 13,750 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa and the Noril’sk/Talnakh deposit in Russia. Like these prolifically mineralized intrusive complexes, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt and chrome exploration targets.

All dollar values are in Canadian dollars unless otherwise indicated

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is a PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

The Company has planned a six-hole diamond drilling program in the summer of 2010.  The drilling program will focus on two PGM targets, drilling approximately 1,000 metres of core in six angled holes, plus geologic mapping and geochemical sampling.  The PGM targets, at elevations ranging from 2,590 metres to 2,896 metres, include the VEZ, located at the top of the Ultramafic Series, and a potentially high-grade, discordant dunite body cross cutting the Ultramafic Series.

The VEZ is considered by Starfield geologists to be largely magmatic in origin and is thought to have considerable size potential.  It is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company.  A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on Starfield’s claims.  Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet).  The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1.  The Company plans to drill five angled diamond drill holes in the VEZ.

The second PGM drill target in the 2010 exploration program is a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex.  Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t.  Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.  Starfield plans to drill one angled core hole through this body to test the PGM content.

On October 5, 2010, the Company engaged Scott Wilson RPA to review and update an October 1988 feasibility study on the chrome properties on its Stillwater properties.  The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War.  A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988.  After an internal review of this study, management believes that its chrome properties in Montana have become economic again.  Consequently, Starfield contracted a third party review in order to verify management’s view.

MOONLIGHT PROJECT

The Moonlight Project, totalling approximately 8,900 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, northeastern California. The project occurs in a structurally complex area at the northernmost end of the Sierra Nevada Batholith, in a complex intrusive rock body known as the Lights Creek Stock. It is part of the Plumas Copper Belt, site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the 1930s. There are three advanced targets with historical resources: Superior, Engels and Moonlight Valley. Only Moonlight Valley has a NI 43-101 compliant indicated resource, which consists of approximately 161 million indicated tons at 0.324% copper per ton and 88 million inferred tons at 0.282% copper per ton. The Moonlight Copper Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims.

All dollar values are in Canadian dollars unless otherwise indicated

On October 29, 2009, Starfield announced its plans to drill at the Engels Prospect to follow up on drilling performed in 2007 where several intervals exceeding 4% copper were encountered. The information gained from this drilling will provide a better understanding of the geology and nature of the copper mineralization present, and will be used to plan further drilling on this high potential target. The recently completed preliminary core drilling program consisted of three angle holes totaling 574 feet (175 metres).

Starfield announced initial assay results from the above-noted drill program on November 25, 2009. Assay results have been received for two of the three holes drilled. Diamond drill hole number ME09-01 was drilled to a depth of 250 feet. The first 140 feet averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole number ME09-01 contained a 31.5 foot interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

Diamond drill hole number ME09-02 was drilled to a depth of 134 feet. The first 74.3 feet averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39 feet that averaged 6.74% copper and a 17.3 foot interval between 46 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed are drill core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s drill program at its Moonlight copper project. The table below provides silver assay results from the same two holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t. Assays from hole ME09-03 are still pending.

Starfield contracted Fugro Airborne Surveys to fly a detailed airborne DIGHEM electromagnetic (EM) and aeromagnetic survey of the Company’s entire Moonlight copper project in the Lights Creek Mining District of Plumas County, California.

The survey totalled 440 line kilometres and confirmed previous geologic mapping and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures (“feeders”) for the copper mineralization, are also evident. This information provides the basis for further geochemical sampling, detailed geologic mapping and exploration drilling.

In June 2010, the Company undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totaling 1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06) and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.

All dollar values are in Canadian dollars unless otherwise indicated

The two “step-out” holes returned particularly favorable results. Hole ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81% copper and 13.8 g/t silver.

The table below provides assay results from the four holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2010 Copper and Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Copper (%)	Silver (g/t)
ME10-04	16.0	125.0	109.0	1.81	13.80
including:	16.0	100.0	84.0	2.04	15.30
	141.0	178.0	37.0	1.95	22.20
	190.0	225.0	35.0	0.79	5.25
ME10-05	10.0	101.0	91.0	5.09	68.50
including:	39.0	94.0	55.0	7.99	108.60
	110.0	120.5	10.5	1.46	13.20
	159.5	191.5	32.0	2.46	20.20
ME10-06:A	168.0	178.0	10.0	0.76	5.20
	213.0	224.0	11.0	0.54	3.86
	238.0	245.5	7.5	1.39	12.80
	330.0	338.0	8.0	4.90	41.40
ME10-07	262.0	275.0	13.0	1.90	15.70
	305.0	310.0	5.0	0.95	9.90

NEVADA GOLD PROPERTIES

Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth),located in a historic high-grade mining district.  All are located in the State of Nevada except for Dome Hill, which straddles the Nevada-California border.

On July 6, 2009, the Company signed an agreement with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.  On February 10, 2010, the Company amended its agreement with Golden Predator where Golden Predator can acquire up to a 75% interest in only one of Starfield’s Nevada properties.

Golden Predator can earn an initial 51% interest in the property by spending US$1.5 million on the property within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement. Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property, (thereby increasing its interest to 75%) by spending an additional US$3.0 million dollars during the three year period following the initial earn-in.

All dollar values are in Canadian dollars unless otherwise indicated

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

Quarter ended	2010 Aug 31 Q2	2010 May 31 Q1	2010 Feb 28 Q4	2009 Nov 30 Q3	2009 Aug 31 Q2	2009 May 31 Q1	2009 Feb 28 Q4	2008 Nov 30 Q3
Total revenue	-	-	-	-	-	-	-	-
Net loss, CDN GAAP	(711)	(681)	(2,640)	(350)	(399)	(501)	(1,146)	(587)
Deferred mineral property costs	1,532	710	586	767	687	1,861	1,910	8,280
Cash	2,679	2,361	3,581	1,495	915	2,225	3,899	7,209
Basic and diluted loss per share, CDN GAAP	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of shares	546,003	521,913	508,503	418,971	332,686	332,686	323,681	323,476

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

SELECTED ANNUAL INFORMATION

$, in thousands except for per share data	February 28, 2010	February 28, 2009	February 29, 2008
Cash and cash equivalents	3,581	3,899	10,915
Mineral properties, deferred exploration, and development expenditures	124,172	105,379	76,664
Working capital	3,613	4,136	10,819
Revenue	-	-	-
Loss before income taxes	2,669	3,976	13,013
Net loss	3,890	3,142	11,840
Basic and fully diluted loss per share	(0.01)	(0.01)	(0.04)
Total assets	128,849	111,046	90,315
Dividends	-	-	-

Note: The above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars.

All dollar values are in Canadian dollars unless otherwise indicated

Three months ended August 31, 2010 compared to the three months ended August 31, 2009

Deferred exploration costs incurred in the three months ended August 31, were as follows:

	3 months ended August 31, 2010 ($000’s)	3 months ended August 31, 2009 ($000’s)
Maintenance costs	259	96
Compensation	351	342
Aircraft support including helicopter moves	171	65
Diamond drilling	8	-
Camp support costs including fuel	141	11
Diamond exploration program	1	-
Recovery of diamond exploration program costs	(1)	-
Analytical and geophysical services	602	173
Accrual basis expenditures, included in balance sheet	1,532	687
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	(110)	(5)
Amounts disclosed per the statement of cash flows	1,422	682

Deferred exploration expenditures incurred during the three months ended August 31, 2010 were $0.7 million higher than during the corresponding period in the prior year due to the advancement of the hydromet process and increased exploration activity in the current year.  Camp support costs increased due to less than normal utilization of the camp compared in the corresponding period in the prior year.  Analytical and geophysical costs also increased compared to the same period in the prior fiscal year due to the continued development of the hydromet process in the quarter.

All dollar values are in Canadian dollars unless otherwise indicated

Quarterly general and administrative expenditures incurred were as follows:

	3 months ended August 31, 2010 ($000’s)	3 months ended August 31, 2009 ($000’s)
Consulting	21	-
Directors’ fees	56	69
Investor relations	75	40
Legal and audit	116	55
Compensation	115	114
Rent and office	115	90
Transfer and regulatory fees	5	24
Travel and conferences	19	-
	522	392

General and administrative expenses for the three months ended August 31, 2010 increased when compared to the corresponding quarter of the previous year due to the combination of the following changes:

•	Legal and audit expenses in the current quarter included outside accounting support that was not required in the corresponding quarter of the previous year ; and
•	Rent and charges increased due to the assumption of the lease on Nevoro’s former Toronto office.

During the three months ended August 31, 2010, the Company granted 400,000 stock options (August 31, 2009 - nil) to directors, employees and consultants. The Company recognized $0.2 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.05 million of the expense was capitalized to mineral properties (August 31, 2009 - $0.09 million, $0.08 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of deferred compensation units (“DCUs”) which mirror the value of the Company’s publicly-traded common shares. Each DCU is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to stock-based compensation expense over the period of vesting, and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the board of directors, will receive a portion of their compensation in DCUs in lieu of a cash payment. Eligible employees and directors agreed to take a salary reduction to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010, or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at their fair market value by March 1, 2011.

All dollar values are in Canadian dollars unless otherwise indicated

During the quarter ended August 31, 2010, $0.05 million was recorded to stock-based compensation expense, of which $0.04 million was capitalized to mineral properties. No DCUs were redeemed during the three months ended August 31, 2010. The outstanding DCUs were marked-to-market at August 31, 2010, and as a result, $0.07 million was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $0.06 million was capitalized to mineral properties.

Six months ended August 31, 2010 compared to the six months ended August 31, 2009

Deferred exploration costs incurred in the six months ended August 31, were as follows:

	6 months ended August 31, 2010 ($000’s)	6 months ended August 31, 2009 ($000’s)
Maintenance costs	270	183
Compensation	580	1,046
Aircraft support including helicopter moves	171	65
Diamond drilling	23	-
Camp support costs including fuel	191	277
Diamond exploration program	4	-
Recovery of diamond exploration program costs	(4)	-
Analytical and geophysical services	1,007	918
Accrual basis expenditures, included in balance sheet	2,242	2,489
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	(227)	(593)
Amounts disclosed per the statement of cash flows	2,015	1,896

Deferred exploration expenditures incurred during the six months ended August 31, 2010 were consistent with the corresponding period in the prior year.  The decline in compensation is due to reduced personnel at the camp and a significant decrease in the capitalization of stock based compensation.  Camp support costs decreased due to less than normal utilization of the camp compared to the corresponding period in the prior year.

All dollar values are in Canadian dollars unless otherwise indicated

Quarterly general and administrative expenditures incurred were as follows:

	6 months ended August 31, 2010 ($000’s)	6 months ended August 31, 2009 ($000’s)
Consulting	51	5
Directors’ fees	113	123
Investor relations	80	55
Legal and audit	178	79
Compensation	225	268
Rent and office	225	224
Transfer and regulatory fees	25	60
Travel and conferences	46	38
	943	852

General and administrative expenses for the six months ended August 31, 2010 increased when compared to the corresponding quarter of the previous year due to the combination of the following changes:

•	Legal and audit expenses in the current quarter included outside accounting support that was not required in the corresponding quarter of the previous.

During the six months ended August 31, 2010, the Company granted 400,000 stock options (August 31, 2009 - nil) to directors, employees and consultants. The Company recognized $0.3 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.05 million of the expense was capitalized to mineral properties (August 31, 2009 - $0.3 million, $0.2 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

During the six months ended August 31, 2010, $0.07 million was recorded to stock-based compensation expense, of which $0.06 million was capitalized to mineral properties. 1,403,743 DCUs were redeemed during the six months ended August 31, 2010. The outstanding DCUs were marked-to-market at August 31, 2010, and as a result, $0.1 million was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $0.1 million was capitalized to mineral properties.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

All dollar values are in Canadian dollars unless otherwise indicated

Since Starfield is an advanced exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  As described above, advanced exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements.  Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders.  Starfield is considering all available alternatives, given appropriate pricing and other market conditions.  However, it is currently uncertain, given the current economic and market conditions, whether such initiatives will be successful in generating sufficient cash flow to finance exploration activities.

As at August 31, 2010, Starfield had $2.7 million in cash (February 28, 2010 - $3.6 million) and working capital of $1.8 million (February 28, 2010 - $3.6 million). The decrease in cash and working capital at August 31, 2010 compared to February 28, 2010, is primarily a result of funding the exploration programs at Ferguson Lake, the Stillwater Project and the Moonlight Project, DCU redemptions, and the continuing development of the hydrometallurgical process during the current fiscal year.

There are 42.1 million warrants outstanding at August 31, 2010, (February 28, 2010 - 27.4 million) at a weighted average exercise price of $0.44, which, if fully exercised, would raise almost $18.7 million (February 28, 2010 - $16.6 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 42.1 million stock options outstanding at August 31, 2010, (February 28, 2010 - 41.7 million) with a weighted average exercise price of $0.56 that would contribute approximately $23.5 million (February 28, 2010 - $23.5 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

The Company has no long-term debt and its credit and interest rate risks are limited to interest-bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $1.8 million in cash, which is held at the Royal Bank of Canada and Scotiabank in Toronto.  Starfield continues to consider opportunities for equity financing or joint venture partnerships.

All dollar values are in Canadian dollars unless otherwise indicated

As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

Item ($, in thousands)	Total	Less than 1 year	1-3 years	More than 3 years
Toronto office leases	679	266	413	—
Kivalliq Inuit Association commercial lease	96	96	—	—
Total contractual obligations	775	362	413	—

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.2 million of prepaid insurance.

Income and Capital Taxes

For the six months ended August 31, 2010, the Company’s income and capital tax expense was $450,000, due to a tax liability arising in respect of the Ontario harmonization transition rules.  This new transition tax is considered by many to unfairly and inappropriately tax mining companies in Ontario.  The Company is considering its options in regards to this tax.

Other

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

All dollar values are in Canadian dollars unless otherwise indicated

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

All dollar values are in Canadian dollars unless otherwise indicated

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and operate its properties. The Company will actively seek financing from time to time to develop its projects; however, the availability, amount and timing of the financing are not certain at this time.

Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and/or debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

All dollar values are in Canadian dollars unless otherwise indicated

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

All dollar values are in Canadian dollars unless otherwise indicated

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, they would have a material effect on the Company’s business and operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

All dollar values are in Canadian dollars unless otherwise indicated

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set limitations on the generation, transportation, storage and disposal of sold and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

All dollar values are in Canadian dollars unless otherwise indicated

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended August 31, 2010, the Company had no transactions with related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

All dollar values are in Canadian dollars unless otherwise indicated

PENDING TRANSACTION

To the best of management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

i.	Conversion to International Financial Reporting Standards (“IFRS”)

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

To transition to IFRS, the Company must apply ‘‘IFRS 1 - First Time Adoption of IFRS’’ that sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at March 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements). In the period leading up to the transition to IFRS, the Accounting Standards Board (“AcSB”) has issued accounting standards that are converged with IFRS thus mitigating the impact of adopting IFRS at the mandatory transition date.

The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly. Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoption, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

The following is a summary of the key accounting policy differences that have been identified to date. The Company has not yet quantified the impact of these differences on its consolidated financial statements:

Property, Plant & Equipment - IFRS requires that the Company identify the different components of its fixed assets and record amortization based on the useful lives of each component. The Company has reviewed the depreciation of its existing property, plant & equipment and does not expect any material differences between IFRS and the Company’s current depreciation policies.

Business Combinations - IFRS 1 “First time adoption of International Financial Reporting Standards” provides an exemption that allows companies transitioning to IFRS not to restate business combinations entered into prior to the date of transition. The Company plans to use this exemption and will not be restating the accounting for any of its previous acquisitions.

All dollar values are in Canadian dollars unless otherwise indicated

Impairment - International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. IFRS also has the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

Share-Based Payment Transactions - The Company has identified differences relating to the measurement of share-based payments under IFRS 2 relating to the Company’s stock compensation plans. The differences between Canadian GAAP and IFRS primarily relates to the attribution of fair value to each graded vesting period and the use of estimated forfeiture rates at the time of grant. The Company’s election under IFRS 1 relating to share-based payments will restrict the adjustments relating to the measurement of such equity instruments to only those instruments granted after November 7, 2002, and which have not vested at the date of transition of March 1, 2010.

A number of other differences between Canadian GAAP and IFRS have been identified, but not yet assessed by the Company, including the accounting for income taxes and disclosure requirements. These differences may have a material impact on the Company’s financial statements. A more detailed review of the impact of IFRS on the Company’s consolidated financial statements is in progress and is expected to be completed during 2010.

ii.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale. The Company’s recorded value of its deferred mineral properties is based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets. Such risks also extend to the evaluation of fair values of net assets upon acquisition.

iii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant. These assumptions are based on the current market conditions at the time of the option grant. Assumptions can vary widely from grant to grant which can materially affect the fair value calculated. The associated fair value is recognized over the vesting period as a stock-based compensation expense charged to the statement of operations or capitalized to mineral properties. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

All dollar values are in Canadian dollars unless otherwise indicated

OTHER

Shares issued and outstanding

As at October 13, 2010, the Company had 549,967,311 shares issued and outstanding as well as 42.1 million options and 42.1 million warrants. The exercise of all outstanding options and warrants would generate cash proceeds of $42.3 million. The dollar value contribution of only in-the-money options and warrants would be approximately $nil.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 28, 2010 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting (“ICFR”) as of August 31, 2010, pursuant to the requirements of National Instrument 52-109.

There has been no change in the Company’s ICFR during the six months ended August 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The audit committee members and the board of directors of Starfield have approved the disclosure contained in this quarterly MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

All dollar values are in Canadian dollars unless otherwise indicated